

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2011

Derica W. Rice
Executive Vice President, Global Services and
Chief Financial Officer
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

     Re: Eli Lilly and Company
              Form 10-K for the Fiscal Year Ended December 31, 2009
              DEF 14A filed March 8, 2010
              Form 10-Q for the quarter ended March 31, 2010
              File Number: 001-06351

Dear Mr. Rice:

     We have completed our review of your filings and do not have any further comments at this time.

                   Sincerely,

                   Joel Parker
                   Accounting Branch Chief